BUTTERFIELD COMPLETES WIND-DOWN OF
UK PRIVATE BANKING BUSINESS,
LAUNCHES BUTTERFIELD MORTGAGES LIMITED

Hamilton, Bermuda and London, England-18 January 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (NYSE: NTB | BSX: NTB.BH) today announced that it has completed the orderly wind-down of its London-based private banking business and has fully discontinued its deposit-taking and investment management services in the UK.
Butterfield will continue to provide a high net worth residential mortgage service in London through its UK subsidiary, which has changed its name from Butterfield Bank (UK) Limited to Butterfield Mortgages Limited. As of 21 December 2016, Butterfield’s UK subsidiary is no longer regulated by the Prudential Regulation Authority but will continue to be regulated by the Financial Conduct Authority.
Michael Collins, Butterfield’s Chief Executive Officer, said “In February 2016, we announced our intention to wind-down the Bank’s sub-scale private banking business in the highly competitive London market, with a view to deploying capital and resources to our core community banking and wealth management operations in other jurisdictions. Our professional team at Butterfield Bank (UK) Limited worked closely with clients to complete an efficient wind-down of our banking and investment management businesses in the UK.
“Butterfield Mortgages Limited has retained a highly experienced team of residential mortgage specialists with strong connections in the London real estate market, developed over many years. As part of our global wealth management service, we will continue to assist high net worth families, based in the UK and internationally, with the acquisition of unique properties in the most desirable neighbourhoods in central London. From a balance sheet perspective, Butterfield Mortgages Limited will provide our highly liquid Guernsey bank with low-risk, floating rate Sterling loans to invest its Sterling deposits.”

Contact information:
Butterfield Mortgages Limited
Sun Court
66-67 Cornhill
London
EC3V 3NB
Tel: 0203 871 6900
www.uk.butterfieldgroup.com
-ENDS-

Forward-Looking Statements

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. These forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words, phrases and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings including, but not limited to, our prospectus dated 15 September 2016, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov.

We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

No Offer or Solicitation

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Butterfield:

Butterfield is specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield’s share price on the New York Stock Exchange is available on Bloomberg Financial Markets (symbol: NTB).  Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.  Butterfield’s share price in Bermuda is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com).  Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:

Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com